SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 22)*

Abbott Laboratories (Name of Issuer)
Common Stock without par value (Title of Class of Securities)
002824 10 0 (CUSIP Number)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 11 Pages

CUSIP No. 002824 10 0	13G	Page 2 of 11 Pages

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Abbott Laboratories Stock Retirement Trust I.R.S. Identification No. 36-6047554

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/x/

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With		(5)	Sole Voting Power 0

		(6)	Shared Voting Power 94,997,026

		(7)	Sole Dispositive Power 0

		(8)	Shared Dispositive Power 94,997,026

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 94,997,026

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

(11)	Percent of Class Represented by Amount in Row 9 6.1%

(12)	Type of Reporting Person* EP

*SEE INSTRUCTIONS

CUSIP No. 002824 10 0	13G	Page 3 of 11 Pages

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Gary P. Coughlan ###-##-####

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/x/

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each		(5)	Sole Voting Power
Reporting Person With			224,601 shares — direct	(Does not include shares held in the Abbott Laboratories Stock Retirement Trust for the benefit of the reporting person.)

		(6)	Shared Voting Power 98,089,648 — See Attached Exhibit 1

		(7)	Sole Dispositive Power 224,601 shares (see note in 5 above) direct

		(8)	Shared Dispositive Power 98,089,648 — See Attached Exhibit 1

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 98,753,678 — (Total of 5 + 6 + 439,429 shares — right to acquire by exercise of stock options.)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

(11)	Percent of Class Represented by Amount in Row 9 6.4%

(12)	Type of Reporting Person* IN

*SEE INSTRUCTIONS

CUSIP No. 002824 10 0	13G	Page 4 of 11 Pages

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Greg W. Linder ###-##-####

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/x/

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each		(5)	Sole Voting Power
Reporting Person With			23,125 shares — direct	(Does not include shares held in the Abbott Laboratories Stock Retirement Trust for the benefit of the reporting person.)

		(6)	Shared Voting Power 98,089,648 — See Attached Exhibit 1

		(7)	Sole Dispositive Power 23,125 shares (see note in 5 above) direct

		(8)	Shared Dispositive Power 98,089,648 — See Attached Exhibit 1

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 98,190,013 — (Total of 5 + 6 + 77,240 shares — right to acquire by exercise of stock options.)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

(11)	Percent of Class Represented by Amount in Row 9 6.4%

(12)	Type of Reporting Person* IN

*SEE INSTRUCTIONS

CUSIP No. 002824 10 0	13G	Page 5 of 11 Pages

(1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Thomas M. Wascoe ###-##-####

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/x/

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each		(5)	Sole Voting Power
Reporting Person With			27,344 shares — direct	(Does not include shares held in the Abbot Laboratories Stock Retirement Trust for the benefit of the reporting person.)

		(6)	Shared Voting Power 98,089,648 — See Attached Exhibit 1

		(7)	Sole Dispositive Power 27,344 shares (see note in 5 above) direct

		(8)	Shared Dispositive Power 98,089,648 — See Attached Exhibit 1

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 98,223,381 — (Total of 5 + 6 + 106,389 shares — right to acquire by exercise of stock options.)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

(11)	Percent of Class Represented by Amount in Row 9 6.4%

(12)	Type of Reporting Person* IN

*SEE INSTRUCTIONS

Item 1(a)	Name of Issuer: Abbott Laboratories
Item 1(b)	Address of Issuer's Principal Executive Offices: 100 Abbott Park Road Abbott Park, Illinois 60064-6400
Item 2(a)	Name of Persons Filing: Abbott Laboratories Stock Retirement Trust Gary P. Coughlan Greg W. Linder Thomas M. Wascoe
Item 2(b)	Address of Principal Business Office: 100 Abbott Park Road Abbott Park, Illinois 60064-6400
Item 2(c)	Citizenship: Abbott Laboratories Stock Retirement Trust—Illinois. Gary P. Coughlan, Greg W. Linder, and Thomas M. Wascoe—United States
Item 2(d)	Title of Class of Securities: Common shares without par value
Item 2(e)	CUSIP Number: 002824 10 0
Item 3.
If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is an:
    [X] An employee benefit plan or endowment fund in accordance with
Rule 13d-1 (b)(1)(ii)(F).
Item 4.	Ownership (a) (See cover pages 2, 3, (b) 4 and 5, Items 5 through (c) 9 and 11.)
Item 5.	Ownership of Five Percent or Less of a Class Not applicable.
Item 6.
Ownership of More than Five Percent on Behalf of Another Person.
The shares owned by the Abbott Laboratories Stock Retirement Trust and the dividends thereon are held for the benefit of participants of the Abbott Laboratories Stock Retirement Plan pursuant to terms of that Plan and the Trust. The Abbott Laboratories Stock Retirement Plan is a qualified profit sharing plan. As of December 31, 2000, there were 37,315 participants with share balances in the Plan.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certification. Not applicable.

Page 6 of 11 Pages

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement is filed on behalf of each individual listed below pursuant to their agreement.

Date: February 7, 2001	ABBOTT LABORATORIES STOCK RETIREMENT TRUST
/s/ GARY P. COUGHLAN Gary P. Coughlan, Co-Trustee
/s/ GREG W. LINDER Greg W. Linder, Co-Trustee
/s/ THOMAS M. WASCOE Thomas M. Wascoe, Co-Trustee

Page 7 of 11 Pages

EXHIBIT 1

Schedule 13G
Amendment No. 22
Abbott Laboratories
Common shares without par value
CUSIP Number 002824 10 0

    Messrs. Coughlan, Linder, and Wascoe are Co-trustees of the Abbott Laboratories Stock Retirement Trust, committee members of a committee established under the Abbott Laboratories Stock Retirement Trust (Puerto Rico), Trustees of the Abbott Laboratories Employee Benefit Trust, and members of the Abbott Stock Committee for the Abbott Laboratories Ashland Union 401(k) Trust. As such, each of them has shared voting power over the 98,089,648 shares held by those trusts. This total is comprised of the following components:

Number of Shares	Name of Trust
94,997,026	Abbott Laboratories Stock Retirement Trust
2,996,944	Abbott Laboratories Stock Retirement Trust (Puerto Rico)
52,000	Abbott Laboratories Employee Benefit Trust
43,678	Abbott Laboratories Ashland Union 401(k) Trust

Page 8 of 11 Pages

Disclaimer of Beneficial Ownership
  under Rule 13d-4

    The filing of Schedule 13G Amendment 22 on behalf of the Abbott Laboratories Stock Retirement Trust does not constitute an admission that the undersigned is, for purposes of Section 13(d) of the Securities and Exchange Act of 1934, the beneficial owner of any securities covered by the Schedule. Pursuant to Rule 13d-4 of the Act, the undersigned disclaims such ownership with respect to any shares listed therein of which he would not otherwise be deemed to be beneficial owner.

/s/ GARY P. COUGHLAN Gary P. Coughlan
Date: February 7, 2001

Page 9 of 11 Pages

Disclaimer of Beneficial Ownership
  under Rule 13d-4

    The filing of Schedule 13G Amendment 22 on behalf of the Abbott Laboratories Stock Retirement Trust does not constitute an admission that the undersigned is, for purposes of Section 13(d) of the Securities and Exchange Act of 1934, the beneficial owner of any securities covered by the Schedule. Pursuant to Rule 13d-4 of the Act, the undersigned disclaims such ownership with respect to any shares listed therein of which he would not otherwise be deemed to be beneficial owner.

/s/ GREG W. LINDER Greg W. Linder
Date: February 7, 2001

Page 10 of 11 Pages

Disclaimer of Beneficial Ownership
  under Rule 13d-4

    The filing of Schedule 13G Amendment 22 on behalf of the Abbott Laboratories Stock Retirement Trust does not constitute an admission that the undersigned is, for purposes of Section 13(d) of the Securities and Exchange Act of 1934, the beneficial owner of any securities covered by the Schedule. Pursuant to Rule 13d-4 of the Act, the undersigned disclaims such ownership with respect to any shares listed therein of which she would not otherwise be deemed to be beneficial owner.

/s/ THOMAS M. WASCOE Thomas M. Wascoe
Date: February 7, 2001

Page 11 of 11 Pages